Exhibit 99.1

【Note】	This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail. The Company assumes no responsibility for this translation or for direct, indirect or any other forms of damages arising from the translation.

Ticker: MRM

March 31, 2023

Kouji Eguchi
CEO and Representative Director
MEDIROM Healthcare Technologies Inc.
2-3-1 Daiba, Minato-ku,
Tokyo, Japan, 135-0091

Dear Shareholders:

Notice of Resolution of the 23rd Ordinary General Meeting of Shareholders

held on March 31, 2023

The 23rd Ordinary General Meeting (the “Annual Meeting”) of shareholders of MEDIROM Healthcare Technologies Inc. (the “Company”) was held on March 31, 2023 at 9:00 a.m., Japan Standard Time (March 30, 2023 at 8:00 p.m., U.S. Eastern Time) in Tokyo, Japan. At the Annual Meeting, the shareholders of the Company approved and adopted all of the four resolutions as originally proposed as follows:

No.	Proposal
1.	Approval of the amendment of the Articles of Incorporation of the Company;
2.	Approval of the reduction in the registered paid-in capital and additional reserved capital by re-classifying as other capital surplus in Company’s book and the disposition of such re-classified other capital surplus, offset against accumulated deficit;
3.	Re-election of four (4) Directors to serve for the ensuing year as members of the Board of Directors; and
4.	Ratification of the appointment of Crea Audit Corporation as the Accounting Auditor (which is responsible for the audit in Japan under the local laws) for the Company.

For further information, please contact our Investor Relations.

■Contacts
Investor Relations Team: ir@medirom.co.jp

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